SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               FORM 6-K

                       Report of Foreign Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the
                    Securities Exchange Act of 1934

                     Commission File No. 000-51196

                     For the month of May 2007

                      AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                            Kackertstrasse

                            D-52072 Aachen

                                Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

         AIXTRON with Record Revenues in First Quarter of 2007

    Quarterly Revenues: EUR 63.8 mil., EBIT: 8.2 mil.

    Net Income: EUR 7.6 mil.

    Equipment Order Intake: EUR 40.5 mil.

    Strong Demand out of Asia

    Guidance for Fiscal Year 2007 Reiterated


    AACHEN, Germany--(BUSINESS WIRE)--May 8, 2007--AIXTRON AG (FSE:
AIX, ISIN DE0005066203; NASDAQ: AIXG, ISIN US0005066203), worldwide leading provider of deposition equipment to the semiconductor industry, today announced financial results for the first quarter of 2007, ended March 31, 2007.

    Key Financial Figures



(million EUR)                                          Q1 2007 Q1 2006
----------------------------------------------------------------------
Sales revenues                                           63.8    32.0
Gross profit                                             24.2    12.0
Gross margin, % revenues                                   38%     38%
Operating result                                          8.2    -3.1
Net result                                                7.6    -3.1
Net result per share - basic                             0.09   -0.04
Net result per share - diluted                           0.09   -0.04
Operating cash flow                                      -5.6     5.0
----------------------------------------------------------------------
Equipment Order Intake                                   40.5    31.7
Equipment Order Backlog (March 31)                       70.0    61.8
----------------------------------------------------------------------


    Operational Highlights in the first quarter of 2007

    AIXTRON has reached the highest quarterly revenue ever in companies' history with EUR 63.8m (Q1/2006: EUR 32.0m). High demand for deposition equipment in recent quarters, mainly from Asia, combined with a large order backlog resulted in these record revenues. EBIT in the first Quarter reached EUR 8.2m (Q1/2006: EUR -3.1m), net income was EUR 7.6m (Q1/2006: net loss of EUR 3.1m). Gross margin was held stable at 38% despite negative currency exchange effects. Cash and Cash Equivalents totalled EUR 43.7m (Q1/2006: EUR 35.5m). Equipment order intake in Q1/2007 was EUR 40.5m which represents the fourth consecutive quarter in a row with equipment order intake above EUR 40m (Q1/2006: EUR 31.7m).

    Management Review

    Paul Hyland, Chief Executive Officer at AIXTRON, commented: 'In the first quarter of 2007, we have continued to benefit from the increased revenue volumes and internal efficiency gains despite a weakening US-Dollar'.

    Hyland continued: 'The order intake and market development are very much in line with our expectations, giving us increased confidence in our year end guidance and begin to point towards an encouraging outlook for 2008'.

    Outlook

    AIXTRON reiterates the full year 2007 guidance given in March 2007 with Revenues between EUR 190 and 200 Million and an EBIT between EUR 15 and 16 Million. AIXTRON expects the second half of the fiscal year 2007 to be weaker in Revenues and Results than the first half of this fiscal year.

    Financial Tables

    The consolidated interim financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) relating to this press release are available on www.aixtron.com, section 'Investors', subsection 'Financial Data', subsection 'Reports', as part of AIXTRON's Group interim report for the three months ended March 31, 2007.

    Investor Conference Call

    AIXTRON will host a financial analyst and investor conference call on May 8, 2007 at 08:30 CEST (02:30 EDT) to review the first quarter 2007 results. From 08:15 CEST (02:15 EDT) you may listen to the call live at +49 (0) 30 86871-799.

    Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section 'investors', following the conference call.

    Further Information

    For further information on AIXTRON (FSE: AIX, ISIN: DE0005066203;
NASDAQ: AIXG, ISIN: US0096061041) please consult our website at:
www.aixtron.com

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate'', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.



Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

Language:   English
Issuer:     AIXTRON AG
            Kackertstr. 15-17
            52072 Aachen Deutschland
Phone:      +49 (0)241 8909-444
Fax:        +49 (0)241 8909-445
E-mail:     invest@aixtron.com
www:        www.aixtron.com
ISIN:       DE0005066203
WKN:        506620
Indices:    TecDAX
Listed:     Geregelter Markt in Frankfurt (Prime Standard);
            Freiverkehr in Berlin-Bremen, Munchen, Hamburg,
            Dusseldorf, Stuttgart; Terminborse EUREX;
            Foreign Exchange(s) Nasdaq



    CONTACT: AIXTRON AG
             Investor Relations and Corporate Communications
             Guido Pickert, +49-241-8909-444
             Fax: +49-241-8909-445
             g.pickert@aixtron.com
             g.holthoff@aixtron.com
             invest@aixtron.com

                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: January 10, 2007
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO